As filed with the Securities and Exchange Commission on August 4, 2006
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934

Schering AG
(Name of Subject Company (issuer))

Dritte BV GmbH
Bayer Aktiengesellschaft
(Name of Filing Persons (offerors))

Ordinary Shares,
no par value
(Title of Class of Securities)
DE0007172009
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)
806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+49 (214) 3081195
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)
With copies to:
Ward A. Greenberg
Cleary Gottlieb Steen & Hamilton LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main
Germany
+49 69 97103 0

CALCULATION OF FILING FEE

Transaction Valuation* N/A	Amount of Filing Fee N/A

*	This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
Documents relating to the domination and profit and loss transfer agreement between Dritte BV GmbH and Schering AG
Schering AG as the dependent company, headquartered in Berlin, Germany, and Dritte BV GmbH as the dominant company, headquartered in Leverkusen, Germany, concluded a domination and profit and loss transfer agreement on July 31, 2006.
As of the date on which the General Meeting is convened, shareholders can inspect the Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH and Schering AG, the annual financial statements and the management reports of Schering AG and Dritte BV GmbH for the last three fiscal years in each case (insofar as these exist), the audit report prepared in accordance with § 293e AktG by the joint court-appointed auditors of the Agreement, Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, and the joint report by the Executive Board of Schering AG and the management of Dritte BV GmbH on the Domination and Profit and Loss Transfer Agreement prepared in accordance with § 293a AktG at the business premises of Schering Aktiengesellschaft, Legal Department, Müllerstrasse 178, 13353 Berlin, Germany, and on the internet at www.schering.de, under “Investor Relations / Corporate Governance / General Meeting”. This applies also to the annual financial statements and the management reports of the Bayer Group for the last three fiscal years.
All of the above-mentioned documents shall also be available for inspection as of the date on which the General Meeting is convened at the business premises of Dritte BV GmbH, Building Q 26 (Legal Department Bayer Aktiengesellschaft), Kaiser-Wilhelm-Allee, 51368 Leverkusen, Germany and can be downloaded here.
This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. At the time of commencement of the mandatory compensation offer, Dritte BV GmbH will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Schering AG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the mandatory compensation offer.
Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer filed with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.de.
This document does not constitute an offer to sell or a solicitation of an offer to buy securities. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.
This announcement contains certain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our reports filed with the Frankfurt Stock Exchange and our reports filed with the SEC (incl. on Form 20-F). Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Exhibit List	Description

(1)	English Convenience Translation of the Domination and Profit and Loss Transfer Agreement, dated July 31, 2006, between Schering AG and Dritte BV GmbH.

(2)	English Convenience Translation of the Comfort Letter, dated July 27, 2006, by Bayer AG, made available to the shareholders of Schering AG beginning on August 4, 2006.

(3)	English Convenience Translation of the Joint Report, dated July 31, 2006, of the Management Board of Schering AG and the Managing Directors of Dritte BV GmbH concerning the Domination and Profit and Loss Transfer Agreement between Schering AG and Dritte BV GmbH pursuant to §293a of the German Stock Corporation Act, made available to the shareholders of Schering AG beginning on August 4, 2006.

(4)	English Convenience Translation of the Independent expert opinion, dated July 27, 2006, of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, for the determination of the equity value of Schering AG as of 13 September 2006, made available to the shareholders of Schering AG beginning on August 4, 2006.

(5)	English Convenience Translation of the Indicative Estimation of the Impacts on the Value of Schering AG resulting from a possible Recall of Ultravist 370, dated July 30, 2006, of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, made available to the shareholders of Schering AG beginning on August 4, 2006.

(6)	English Convenience Translation of the Report, dated August 2, 2006, of Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft on the audit of the Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH and Schering AG pursuant to Section 293b para. 1 of the German Stock Corporation Act, made available to shareholders of Schering AG beginning on August 4, 2006.

(7)	Schering AG 2005 Annual Report containing the Consolidated Financial Statements for the fiscal year from January 1 through December 31, 2005, made available to the shareholders of Schering AG beginning on August 4, 2006 (incorporated herein by reference to the report on Form 6-K filed by Schering AG on March 14, 2006).

(8)	2005 List of Schering Group Shareholdings.

(9)	Schering AG Annual Financial Statements as of December 31, 2005.

(10)	2005 Combined Management Report by Schering AG and Schering Group, made available to the shareholders of Schering AG beginning on August 4, 2006 (incorporated herein by reference to the report on Form 6-K filed by Schering AG on March 14, 2006).

(11)	Schering AG 2004 Annual Report containing the Consolidated Financial Statements for the fiscal year from January 1 through December 31, 2004, made available to the shareholders of Schering AG beginning on August 4, 2006 (incorporated herein by reference to the report on Form 6-K filed by Schering AG on March 8, 2005).

(12)	2004 List of Schering Group Shareholdings.

(13)	Schering AG Annual Financial Statements as of December 31, 2004.

(14)	2004 Combined Management Report by Schering AG and Schering Group, made available to the shareholders of Schering AG beginning on August 4, 2006 (incorporated herein by reference to the report on Form 6-K filed by Schering AG on March 8, 2005).

(15)	Schering AG 2003 Annual Report containing the Consolidated Financial Statements for the fiscal year from January 1 through December 31, 2003, made available to the shareholders of Schering AG beginning on August 4, 2006 (incorporated herein by reference to the report on Form 6-K filed by Schering AG on March 8, 2004).

(16)	2003 List of Schering Group Shareholdings.

(17)	Schering AG Annual Financial Statements as of December 31, 2003.

(18)	2003 Combined Management Report by Schering AG and Schering Group, made available to the shareholders of Schering AG beginning on August 4, 2006 (incorporated herein by reference to the report on Form 6-K filed by Schering AG on March 8, 2004).

(19)	English Convenience Translation of Dritte BV GmbH Annual Financial Statements for the fiscal year from January 1 through December 31, 2005, made available to the shareholders of Schering AG beginning on August 4, 2006.

(20)	English Convenience Translation of the Dritte BV GmbH Annual Financial Statements for the fiscal year from January 1 through December 31, 2004, made available to the shareholders of Schering AG beginning on August 4, 2006.

(21)	English Convenience Translation of the Dritte BV GmbH Annual Financial Statements for the short fiscal year ending on December 31, 2003, made available to the shareholders of Schering AG beginning on August 4, 2006.

(22)	Bayer AG 2005 Annual Report containing the Consolidated Financial Statements for the fiscal year from January 1 through December 31, 2005, made available to the shareholders of Schering AG beginning on August 4, 2006 (incorporated herein by reference to the report on Form 6-K filed by Bayer AG on March 9, 2006).

(23)	2005 Management Report of Bayer AG Group, made available to the shareholders of Schering AG beginning on August 4, 2006 (incorporated herein by reference to the report on Form 6-K filed by Bayer AG on March 9, 2006).

(24)	2005 List of Bayer AG Group Investments in subsidiaries and other companies.

(25)	Bayer AG 2004 Annual Report containing the Consolidated Financial Statements for the fiscal year from January 1 through December 31, 2004, made available to the shareholders of Schering AG beginning on August 4, 2006 (incorporated herein by reference to the report on Form 6-K filed by Bayer AG on March 18, 2005).

(26)	2004 Management Report of Bayer AG Group, made available to the shareholders of Schering AG beginning on August 4, 2006 (incorporated herein by reference to the report on Form 6-K filed by Bayer AG on March 18, 2005).

(27)	2004 List of Bayer AG Group Investments in subsidiaries and other companies.

(28)	Bayer AG 2003 Annual Report containing the Consolidated Financial Statements for the fiscal year from January 1 through December 31, 2003, made available to the shareholders of Schering AG beginning on August 4, 2006 (incorporated herein by reference to the report on Form 6-K filed by Bayer AG on March 18, 2004).

(29)	2003 Management Report of Bayer AG Group, made available to the shareholders of Schering AG beginning on August 4, 2006 (incorporated herein by reference to the report on Form 6-K filed by Bayer AG on March 18, 2004).

(30)	2003 List of Bayer AG Group Investments in subsidiaries and other companies.

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